SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2006

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

7th June 2006

MAY 2006 TRAFFIC

➢	Passenger activity remains buoyant, with a 6.2% increase in traffic and a 1.4-point improvement in load factor to 79.1%
➢	Cargo activity up 5.3%

Passenger operations

Levels of activity at Air France-KLM remained buoyant in May, with traffic rising by 6.2% on 4.3% higher capacity. The load factor gained 1.4 points to 79.1%. The number of passengers reached 6.3 million, up 5.2%.

In line with the trend observed for several months, the Group posted a significant increase in unit revenue in May, once again driven by sustained levels of premium traffic.

-	On the Americas, the load factor was up 2.1 points to 86.4%, as traffic increased by 4.6% on 2.1% higher capacity.

-	Asian routes also recorded a strong performance with the load factor improving by 4.3 points to 83.7%, as traffic rose 15.8% on 9.9% higher capacity.

-	On the Africa & Middle-East network, the increase in activity levels continued, with traffic up 8.5%. As capacity increased by 9.9%, the load factor fell slightly, by 0.8 points, to 68.7%.

-	Activity on the Caribbean & Indian Ocean sector continued to be affected by the Chikungunya epidemic. Capacity was reduced by 7.5% while traffic was down 7.9%. The load factor stood at 78.0%, down 0.4 points.

-	On the European network, traffic increased in line with capacity, up 5.7% and 5.2% respectively. The load factor reached 72.4%, up 0.3 points.

Cargo operations

In May, cargo traffic increased by 5.3% on 2.0% higher capacity. The cargo load factor improved by 2.0 points to 65.8%.

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Fabrice Andriveau – +33 (0)1 41 56 72 59 – faandriveau@airfrance.fr

1/3

STATISTICS

Passenger activity (in millions)

Total Group	May			Cumulative
	2006	2005	%	2006-07	2005-06%
Passengers carried (000s)	6,252	5,941	5.2%	12,451	11,717	6.3%
Revenue pax-kilometers (RPK)	16,179	15,238	6.2%	32,673	30,239	8.1%
Available seat-kilometers (ASK)	20,450	19,601	4.3%	40,311	38,543	4.6%
Load factor (%)	79.1%	77.7%	1.4	81.1%	78.5%	2.6

Europe (including France)
Passengers carried (000s)	4,478	4,273	4.8%	8,841	8,406	5.2%
Revenue pax-kilometers (RPK)	3,535	3,346	5.7%	6,963	6,515	6.9%
Available seat-kilometers (ASK)	4,884	4,644	5.2%	9,552	9,194	3.9%
Load factor (%)	72.4%	72.0%	0.3	72.9%	70.9%	2.0

America (North and South)
Passengers carried (000s)	756	723	4.6%	1,465	1,364	7.4%
Revenue pax-kilometers (RPK)	5,510	5,266	4.6%	10,725	10,010	7.1%
Available seat-kilometers (ASK)	6,379	6,251	2.1%	12,200	11,897	2.5%
Load factor (%)	86.4%	84.2%	2.1	87.9%	84.1%	3.8

Asia / Pacific
Passengers carried (000s)	411	348	17.9%	833	709	17.5%
Revenue pax-kilometers (RPK)	3,561	3,076	15.8%	7,232	6,270	15.3%
Available seat-kilometers (ASK)	4,257	3,875	9.9%	8,443	7,642	10.5%
Load factor (%)	83.7%	79.4%	4.3	85.7%	82.0%	3.6

Africa / Middle East
Passengers carried (000s)	391	364	7.3%	820	741	10.6%
Revenue pax-kilometers (RPK)	2,009	1,852	8.5%	4,229	3,804	11.2%
Available seat-kilometers (ASK)	2,924	2,663	9.8%	5,764	5,252	9.7%
Load factor (%)	68.7%	69.5%	-0.8	73.4%	72.4%	0.9

Caribbean / Indian Ocean
Passengers carried (000s)	217	232	(6.4%)	492	498	(1.2%)
Revenue pax-kilometers (RPK)	1,564	1,698	(7.9%)	3,525	3,640	(3.2%)
Available seat-kilometers (ASK)	2,006	2,168	(7.5%)	4,352	4,557	(4.5%)
Load factor (%)	78.0%	78.3%	-0.4	81.0%	79.9%	1.1

Cargo operations (in millions)
	May			Cumulative
Total Group	2006	2005	%	2006-07	2005-06%
Revenue tonne-km (RTK)	906	860	5.3%	1,825	1,768	3.2%
Available tonne-km (ATK)	1,376	1,349	2.0%	2,738	2,684	2.0%
Load factor (%)	65.8%	63.8%	2.0	66.7%	65.9%	0.8

Europe (including France)
Revenue tonne-km (RTK)	7	7	(7.3%)	13	15	(9.5%)
Available tonne-km (ATK)	48	49	(2.2%)	94	96	(1.9%)
Load factor (%)	13.8%	14.6%	-0.8	14.2%	15.4%	-1.2

America (North & South)
Revenue tonne-km (RTK)	306	304	0.8%	601	615	(2.3%)
Available tonne-km (ATK)	469	485	(3.2%)	903	940	(4.0%)
Load factor (%)	65.3%	62.7%	2.6	66.5%	65.4%	1.1

Asia / Pacific
Revenue tonne-km (RTK)	452	426	6.0%	921	882	4.4%
Available tonne-km (ATK)	635	598	6.2%	1,283	1,210	6.1%
Load factor (%)	71.2%	71.3%	-0.1	71.8%	72.9%	-1.2

Africa / Middle East
Revenue tonne-km (RTK)	95	79	21.4%	189	156	21.4%
Available tonne-km (ATK)	151	132	14.8%	299	258	15.9%
Load factor (%)	62.9%	59.5%	3.4	63.3%	60.5%	2.9

Caribbean / Indian Ocean
Revenue tonne-km (RTK)	46	45	2.5%	101	101	0.4%
Available tonne-km (ATK)	73	85	(14.9%)	158	180	(12.3%)
Load factor (%)	63.0%	52.3%	10.7	63.9%	55.8%	8.1

2/3

Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements. which include. but are not limited to. statements concerning the financial condition. results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks. uncertainties and other factors. many of which are outside of Air France-KLM’s control and are difficult to predict. that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including. among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers. suppliers and strategic partners; increases in aircraft fuel prices; and other economic. business. competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings. including its Annual Reports on Form 20-F for the year ended March 31. 2005. Air France-KLM undertakes no obligation to update or revise any forward-looking statement. whether as a result of new information. future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

3/3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: June 7, 2006	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations